

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 22, 2009

Mr. Michael El-Hillow
Chief Financial Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, MA 01752

> **Re: Evergreen Solar, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 000-31687**

Dear Mr. El-Hillow:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief